As filed with the Securities and Exchange Commission on February 24, 2004

FORM 8-A/A

(AMENDMENT NO. 2)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

The Rouse Company

(Exact name of registrant as specified in its charter)

Maryland	52-0735512
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

10275 Little Patuxent Parkway Columbia, Maryland	21044-3456
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value per share	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Page 1 of 5 Pages

This amendment no. 2 on Form 8-A/A amends the description of common stock, par value $0.01 per share (the “Common Stock”) incorporated by reference into The Rouse Company’s (“Rouse”) registration statement under the Securities Exchange Act of 1934 on Form 8-A filed October 5, 1995.

Item 1.    Description of the Registrant’s Securities to Be Registered.

The Description of Common Stock incorporated by reference into Item 1 of the Form 8-A filed on October 5, 1995 is hereby replaced in its entirety by substituting the following:

DESCRIPTION OF COMMON STOCK

General

The following summary of certain terms and provisions of our common stock, $0.01 par value per share, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Maryland General Corporation Law and to the terms and provisions of the Amended and Restated Articles of Incorporation, as amended, including all Articles Supplementary thereto, of Rouse (which we refer to as the “Charter”) and the Bylaws, as amended, of Rouse (which we refer to as the “Bylaws”).

The Charter authorizes the issuance of 250,000,000 shares of common stock. As of February 23, 2004, approximately 101.8 million shares of common stock were issued and outstanding.

The common stock is listed on the New York Stock Exchange under the trading symbol “RSE.”

The Charter also authorizes the issuance of up to 50,000,000 shares of preferred stock in series, including a series of 10,000,000 shares designated as Increasing Rate Cumulative Preferred Stock. As of February 23, 2004, no shares of preferred stock were outstanding. In September 2003, the Articles Supplementary of our Increasing Rate Cumulative Preferred Stock were amended to remove the requirement that holders of our Increasing Rate Preferred Stock or their representatives consent to the issuance of preferred stock on a parity with or senior to the Increasing Rate Cumulative Preferred Stock.

Dividend Rights

Holders of our common stock are entitled to receive such dividends as are declared by our Board of Directors, after payment of, or provision for, full cumulative dividends for outstanding preferred stock.

Voting Rights

Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Cumulative voting for directors is not permitted. Holders of our common stock and preferred stock, when outstanding and when entitled to vote, vote as a class, except with respect to matters that (i) relate only to the rights, terms or conditions of preferred stock, (ii) affect only the holders of preferred stock or (iii) relate to the right of the holders of preferred stock if we fail to fulfill any of our obligations regarding such stock.

Liquidation Rights

Upon any dissolution, liquidation or winding up of Rouse, the holders of common stock are entitled to receive pro rata all of Rouse’s assets and funds remaining after payment of, or provision for, creditors and distribution of, or provision for, preferential amounts and unpaid accumulated dividends to holders of preferred stock.

Preemptive Rights

Holders of common stock have no preemptive right to purchase or subscribe for any shares of our capital stock.

Page 2 of 5 Pages

Classified Board

Our Charter and Bylaws establish a classified board of directors, with three classes of directors. The members of each class of directors serve for staggered three-year terms. A classified board may delay, defer or prevent a change in control or other transaction that might involve a premium over the then prevailing market price for shares of our common or preferred stock or other attributes that our stockholders may consider desirable. In addition, a classified board could prevent stockholders who do not agree with the policies of our board of directors from replacing a majority of the board of directors for two years, except in the event of removal for cause.

Our Charter and Bylaws provide that any vacancy on our board may be filled only by a majority of the remaining directors. Any individual elected as a director by the remaining directors will hold office for the remainder of the term of the director he or she is replacing. Our Charter and Bylaws provide that a director may be removed at any time only for cause upon the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

Special Statutory Requirements for Certain Transactions

The summaries of the following statutes do not purport to be complete and are subject to, and qualified in their entirety by reference to, the applicable provisions of the Maryland General Corporation Law.

Business Combination Statute

The Maryland General Corporation Law establishes special requirements with respect to “business combinations” between Maryland corporations and “interested stockholders,” unless exemptions are applicable. Among other things, the law prohibits for a period of five years a merger or other specified transactions between a company and an interested stockholder and requires a super-majority vote for such transactions after the end of such five-year period.

An “interested stockholder” is:

•	anyone who beneficially owns, directly or indirectly, 10% or more of the voting power of our shares, or

•	an affiliate or an associate of ours who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our shares at any time within the two-year period prior to the date in question.

“Business combinations” include any merger or similar transaction subject to a statutory vote and additional transactions involving transfers of assets or securities in specified amounts with interested stockholders or their affiliates. Unless an exemption is available, transactions of these types may not be consummated between a Maryland corporation and an interested stockholder or its affiliates or associates for a period of five years after the most recent date on which the stockholder became an interested stockholder and thereafter may not be consummated unless recommended by the board of directors of a Maryland corporation and approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by all holders of outstanding shares of voting stock other than the interested stockholder or an affiliate or associate of the interested stockholder. A business combination with an interested stockholder which is approved by the board of directors of a Maryland corporation at any time before an interested stockholder first becomes an interested stockholder is not subject to the five-year moratorium or special voting requirements. Our Bylaws specifically provide that the foregoing provisions apply to any such business combination with Rouse. An amendment to a Maryland corporation’s charter electing not to be

Page 3 of 5 Pages

subject to the foregoing requirements must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by holders of outstanding shares of voting stock who are not interested stockholders or affiliates or associates of interested stockholders. Any such amendment is not effective until 18 months after the vote of stockholders and does not apply to any business combination of a corporation with a stockholder who was an interested stockholder on the date of the stockholder vote. Rouse has not adopted any such amendment to its Charter.

Control Share Acquisitions

Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror or by the corporation’s officers or directors who are employees of the corporation. Control shares are shares of voting stock which, if aggregated with all other shares of stock previously acquired, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	10% or more but less than 33 1/3%;

•	33 1/3% or more but less than a majority; or

•	a majority of all voting power.

Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition generally means the acquisition of, ownership of or the power to direct the exercise of voting power with respect to control shares.

A person who has made or proposes to make a “control share acquisition,” under specified conditions, including an undertaking to pay expenses, may require the board of directors to call a special stockholders’ meeting to consider the voting rights of the shares. The meeting must be held within 50 days of the demand. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, the corporation generally may redeem any or all of the control shares, except those for which voting rights have previously been approved. This redemption of shares must be for fair value, determined without regard to voting rights as of the date of the last control share acquisition or of any stockholders’ meeting at which the voting rights of the shares are considered and not approved. If voting rights for “control shares” are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock determined for purposes of appraisal rights may not be less than the highest price per share paid in the control share acquisition. The limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a “control share acquisition.”

The control share acquisition statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions previously approved or exempted by a provision in the charter or bylaws of the corporation. We have elected to have this statute not apply.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is The Bank of New York, in New York, New York.

Page 4 of 5 Pages

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  February 24, 2004

The Rouse Company

By:	/s/ Anthony Mifsud
Name: Anthony Mifsud
Title: Vice President and Assistant Treasurer

Page 5 of 5 Pages